UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

PILGRIM’S PRIDE CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

72147K 108

(CUSIP Number)

JBS USA Holdings, Inc.
1770 Promontory Circle
Greeley, Colorado 80634
(970) 506-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 30, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1.	Security and Issuer

Item 1 is hereby amended and replaced in its entirety with the following:

This Amendment No. 2 (this “Amendment”) amends and supplements the Statement on Schedule 13D previously filed with the Securities and Exchange Commission (the “SEC”) on January 7, 2010 as amended on November 8, 2010 (the “Statement”), with respect to Common Stock, par value $.01 per share (the “Common Stock”), of Pilgrim’s Pride Corporation, a Delaware corporation  (the “Issuer”).  The Issuer’s principal executive offices are located at 1770 Promontory Circle, Greeley, Colorado 80634-9038.  Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement.  Except as otherwise provided herein, each Item of the Statement remains unchanged.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following after the last paragraph thereof:

On December 30, 2011, the registration statement filed by the Issuer on Form S-3 (the “Registration Statement”) with the SEC in connection with a proposed rights offering (the “Rights Offering”) to its stockholders became effective.  The Registration Statement provides that (i) the Rights Offering will be made through the issuance by the Issuer at no charge to its stockholders of non-transferable subscription rights to purchase, in the aggregate, up to 44,444,444 shares of Common Stock at a subscription price of $4.50 per share (the “Subscription Price”), (ii) each subscription right will entitle the stockholder to purchase its pro rata allocation of shares of Common Stock at the Subscription Price (the “Basic Subscription Privilege”) and (iii) the Rights Offering will also include an over-subscription privilege (the “Over-Subscription Privilege”) that will entitle stockholders that exercise their Basic Subscription Privilege in full to purchase (subject to proration), at the Subscription Price, any shares of Common Stock not purchased by other stockholders pursuant to their Basic Subscription Privilege.  The closing of the Rights Offering is subject to customary conditions and the Issuer may cancel the Rights Offering at any time prior to the expiration date for any reason.

In connection with the Rights Offering, JBS USA has entered into an agreement with the Issuer (the “Commitment Agreement”) to participate in the Rights Offering and to exercise its Basic Subscription Privilege and Over-Subscription Privilege in full.  If all stockholders exercise their subscription rights in full, the percentage of Common Stock owned by each stockholder of the Issuer will not change as a result of the Rights Offering.  If JBS USA exercises its Basic Subscription Privilege and Over-Subscription Privilege in full and no other stockholders of the Issuer elect to exercise any subscription rights, the percentage of the outstanding Common Stock beneficially owned by JBS USA (and the other Reporting Persons) would increase from 67.27% to 72.89%.  The Commitment Agreement and the obligations of JBS USA thereunder will automatically be terminated if either the Rights Offering is canceled or terminated by the Issuer or the Rights Offering is not consummated on or prior to March 24, 2012.  JBS USA will not receive any fees from the Issuer in connection with the Rights Offering.

The description of the Commitment Agreement in this Amendment is qualified in its entirety by reference to such agreement, which is included with this Amendment as Exhibit 10 and incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and (b) are hereby amended by replacing the last sentence of the first paragraph thereof with the following:

The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each of the Reporting Persons is based on 214,281,914 shares of Common Stock outstanding as disclosed in the Registration Statement.

Page 2 of 6 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by incorporating by reference the last 3 paragraphs of Item 4 in their entirety into this Item 6.

Item 7.	Material to Be Filed as Exhibits

1.	Joint Filing Agreement, dated as of January 7, 2010, among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Issuer’s Statement filed with the SEC on January 7, 2010).

2.
Stock Purchase Agreement, dated as of September 16, 2009, between Pilgrim’s Pride Corporation and JBS USA Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed with the SEC on September 18, 2009).

3.
Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code (As Modified) dated December 8, 2009 (incorporated by reference to Exhibit 99.1 to the Issuer’s Form 8-K filed with the SEC on December 10, 2009).

4.
Stockholders Agreement, dated as of December 28, 2009, between Pilgrim’s Pride Corporation and JBS USA Holdings, Inc. (incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-A filed with the SEC on December 28, 2009).

5.
Amended and Restated Certificate of Incorporation of Pilgrim’s Pride Corporation, filed with the Secretary of State of the State of Delaware on December 28, 2009 (incorporated by reference to Exhibit 3.1 to the Issuer’s Form 8-A filed with the SEC Commission on December 28, 2009).

6.
Amended and Restated Corporate Bylaws of Pilgrim’s Pride Corporation, effective as of December 28, 2009 (incorporated by reference to Exhibit 3.2 to the Issuer’s Form 8-A filed with the SEC on December 28, 2009).

7.	Powers of Attorney for the Reporting Persons (incorporated by reference to Exhibit 99.7 to the Issuer’s Statement filed with the SEC on January 7, 2010).

8.
Letter Agreement, dated as of November 5, 2010, among JBS USA, Pilgrim Interests, Ltd., and Lonnie A. “Bo” Pilgrim (incorporated by reference to Exhibit 8 to the Issuer’s Statement filed with the SEC on November 8, 2010).

9.	Waiver to the Stockholders Agreement, dated November 4, 2010, between JBS USA and the Issuer (incorporated by reference to Exhibit 9 to the Issuer’s Statement filed with the SEC on November 8, 2010).

10.	Commitment Agreement, dated December 19, 2011, between JBS USA and the Issuer (incorporated by reference to Exhibit 10.1 to the Issuer’s Form S-3 filed with the SEC on December 19, 2011).

Page 3 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 30, 2011

JBS USA HOLDINGS, INC.

By: /s/ Christopher Gaddis
Name: Christopher Gaddis
Title: Attorney in Fact

JBS HUNGARY HOLDINGS KFT.

By: /s/ Christopher Gaddis
Name: Christopher Gaddis
Title: Attorney in Fact

JBS GLOBAL A/S

By: /s/ Christopher Gaddis
Name: Christopher Gaddis
Title: Attorney in Fact

JBS S.A.

By: /s/ Christopher Gaddis
Name: Christopher Gaddis
Title: Attorney in Fact

ZMF FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES

By: /s/ Christopher Gaddis
Name: Christopher Gaddis
Title: Attorney in Fact

J&F PARTICIPAÇÕES S.A.

By: /s/ Christopher Gaddis
Name: Christopher Gaddis
Title: Attorney in Fact

JJBJ PARTICIPAÇÕES LTDA.

By: /s/ Christopher Gaddis
Name: Christopher Gaddis
Title: Attorney in Fact

Page 4 of 6 Pages

JJMB PARTICIPAÇÕES LTDA.

By: /s/ Christopher Gaddis
Name: Christopher Gaddis
Title: Attorney in Fact

VLBM PARTICIPAÇÕES LTDA.

By: /s/ Christopher Gaddis
Name: Christopher Gaddis
Title: Attorney in Fact

VNBM PARTICIPAÇÕES LTDA.

By: /s/ Christopher Gaddis
Name: Christopher Gaddis
Title: Attorney in Fact

VVMB PARTICIPAÇÕES LTDA.

By: /s/ Christopher Gaddis
Name: Christopher Gaddis
Title: Attorney in Fact

WWMB PARTICIPAÇÕES LTDA.

By: /s/ Christopher Gaddis
Name: Christopher Gaddis
Title: Attorney in Fact

ZMF PARTICIPAÇÕES LTDA.

By: /s/ Christopher Gaddis
Name: Christopher Gaddis
Title: Attorney in Fact

VIVIANNE MENDONÇA BATISTA

By: /s/ Christopher Gaddis
Name: Christopher Gaddis
Title: Attorney in Fact

Page 5 of 6 Pages

JOESLEY MENDONÇA BATISTA

By: /s/ Christopher Gaddis
Name: Christopher Gaddis
Title: Attorney in Fact

WESLEY MENDONÇA BATISTA

By: /s/ Christopher Gaddis
Name: Christopher Gaddis
Title: Attorney in Fact

VANESSA MENDONÇA BATISTA

By: /s/ Christopher Gaddis
Name: Christopher Gaddis
Title: Attorney in Fact

VALÉRIA BATISTA MENDONÇA RAMOS

By: /s/ Christopher Gaddis
Name: Christopher Gaddis
Title: Attorney in Fact

JOSÉ BATISTA JÚNIOR

By: /s/ Christopher Gaddis
Name: Christopher Gaddis
Title: Attorney in Fact

FLORA MENDONÇA BATISTA

By: /s/ Christopher Gaddis
Name: Christopher Gaddis
Title: Attorney in Fact

JOSÉ BATISTA SOBRINHO

By: /s/ Christopher Gaddis
Name: Christopher Gaddis
Title: Attorney in Fact

Page 6 of 6 Pages